UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 4)

ASHWORTH, INC.

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(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

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(Title of Class of Securities)

04516H101

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(CUSIP Number)

with a copy to:
David Meyer c/o Knightspoint Partners LLC 787 Seventh Avenue, 9th Floor New York, New York 10019 (212) 786-6050	Stanley H. Meadows, P.C Heidi J. Steele McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 372-2000

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(Name, Address and Telephone Number of

Persons Authorized to Receive Notices and Communications)

SEPTEMBER 18, 2006

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(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04516H101

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Knightspoint Partners II, L.P.

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 200
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 200
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

200

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

PN

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Knightspoint Capital Management II LLC

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 200
------------------------------------------------------------
	(8)	Shared Voting Power 0
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	(9)	Sole Dispositive Power 200
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

200

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

OO

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Knightspoint Partners LLC	81-0604786

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 200
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 200
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

200

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

OO

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Michael Koeneke

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

PF

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 18,200
------------------------------------------------------------
	(8)	Shared Voting Power 200
------------------------------------------------------------
	(9)	Sole Dispositive Power 18,200
------------------------------------------------------------
	(10)	Shared Dispositive Power 200

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

18,400

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

IN

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

David Meyer

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

PF

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 38,808
------------------------------------------------------------
	(8)	Shared Voting Power 200
------------------------------------------------------------
	(9)	Sole Dispositive Power 38,808
------------------------------------------------------------
	(10)	Shared Dispositive Power 200

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

39,008

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

IN

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Starboard Value and Opportunity Master Fund Ltd.

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Cayman Islands

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 1,063,821
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 1,063,821
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,063,821

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

7.3%

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(14)	Type of Reporting Person (See Instructions)

CO

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Parche, LLC	20-0870632

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 202,634
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 202,634
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

202,634

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

1.4%

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(14)	Type of Reporting Person (See Instructions)

OO

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Admiral Advisors, LLC	37-1484525

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 1,266,455
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 1,266,455
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,266,455

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

8.7%

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(14)	Type of Reporting Person (See Instructions)

OO

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Ramius Capital Group, LLC	13-3937658

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 1,266,455
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 1,266,455
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,266,455

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

8.7%

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(14)	Type of Reporting Person (See Instructions)

OO IA

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

C4S & Co., LLC	13-3946794

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 1,266,455
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 1,266,455
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,266,455

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

8.7%

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(14)	Type of Reporting Person (See Instructions)

OO

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Peter A. Cohen

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
------------------------------------------------------------
	(8)	Shared Voting Power 1,266,455
------------------------------------------------------------
	(9)	Sole Dispositive Power 0
------------------------------------------------------------
	(10)	Shared Dispositive Power 1,266,455

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,266,455

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

8.7%

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(14)	Type of Reporting Person (See Instructions)

IN

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Jeffrey M. Solomon

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

----------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
------------------------------------------------------------
	(8)	Shared Voting Power 1,266,455
------------------------------------------------------------
	(9)	Sole Dispositive Power 0
------------------------------------------------------------
	(10)	Shared Dispositive Power 1,266,455

----------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,266,455

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

8.7%

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(14)	Type of Reporting Person (See Instructions)

IN

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Morgan B. Stark

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

----------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
------------------------------------------------------------
	(8)	Shared Voting Power 1,266,455
------------------------------------------------------------
	(9)	Sole Dispositive Power 0
------------------------------------------------------------
	(10)	Shared Dispositive Power 1,266,455

----------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,266,455

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

8.7%

----------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Thomas W. Strauss

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

----------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
------------------------------------------------------------
	(8)	Shared Voting Power 1,266,455
------------------------------------------------------------
	(9)	Sole Dispositive Power 0
------------------------------------------------------------
	(10)	Shared Dispositive Power 1,266,455

----------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,266,455

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

8.7%

----------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Black Sheep Partners, LLC

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

----------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 41,678
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 41,678
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

----------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

41,678

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

----------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

OO

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----------------------------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Brian Black

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(2)	Check the Appropriate Box if a Member	(a) /x/
	of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

----------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

----------------------------------------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 41,678
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 41,678
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

----------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

41,678

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

----------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Peter M. Weil

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(2)	Check the Appropriate Box if a Member	(a) //
	of a Group (See Instructions)	(b) /x/

----------------------------------------------------------------------------------------------------------------

(3)	SEC Use Only

----------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see Instructions)

PF

----------------------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

----------------------------------------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 31,308
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 31,308
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

----------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

31,308

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

----------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

----------------------------------------------------------------------------------------------------------------

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D filed on January 23, 2006, as amended to date (“Schedule 13D”) by the Reporting Persons listed below. Unless otherwise indicated, all capitalized terms in this Amendment No. 4 shall have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 4 amends the Schedule 13D to include the information set forth in each item of this Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended to add the following:

Mr. Weil is no longer considered to be a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Statement. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Company to the extent required by applicable law.

ITEM 4.	PURPOSE OF TRANSACTION.

On May 5, 2006, the Reporting Persons and the Company (together, the “Parties”) entered into a Settlement Agreement (the “Settlement Agreement”), a copy of which was previously filed with this Schedule 13D and is incorporated herein by reference. Pursuant to the Settlement Agreement, the Knightspoint Group withdrew (i) its nominations of Michael S. Koneke, David M. Meyer, Michael Hecht, Andrea Weiss, Peter M. Weil and Michael Glazer for election to the Board at the 2006 Annual Meeting and (ii) each of the other proposals set forth in the Knightspoint Group notice dated December 22, 2005 (the “Notice”) and all other stockholder proposals with respect to the 2006 Annual Meeting. The Company pursuant to the Board’s written consent effective May 8, 2006 (i) increased the size of the Board of Directors by two and filled the newly-created seats by appointing Mr. Meyer to serve as a Class III Director and Mr. Weil to serve as a Class II Director, (ii) agreed to authorize the further increase of the size of the Board by one to be effective upon the appointment of a new director to the Board, which new director shall be mutually agreed to by the Knightspoint Group, on the one hand and the Company’s current Board, on the other, (the “Third Director”) and at such time, the board shall take appropriate action to cause the Third Director to serve as a Class II director and move Mr. Weil so that he will serve as a Class I director; (iii) created a Special Committee of the Board, which has the oversight responsibility of the Company’s strategic alternatives process and included Mr. Meyer and Mr. Weil as members; and (iv) appointed Mr. Meyer to the Compensation and Human Resources Committee of the Board. The Company further caused to be nominated for election as directors the Board of Directors at the 2006 Annual Meeting each of (x) the existing directors of the Company, (y) Mr. Meyer to serve as a Class III director and (z) Mr. Weil to serve as a Class II Director. Mr. Meyer was elected as a Class III director and Mr. Weil was elected as a Class II Director at the Company’s annual meeting held on July 17, 2006.

Under the Settlement Agreement, the Company agreed that the members of the Knightspoint Group shall be entitled to nominate directors and propose other business at the 2007 annual meeting of stockholders, provided that such members comply with all applicable provisions of the Company’s Bylaws, as currently in effect, and the Company will not take any action to preclude members of the Knightspoint Group from nominating directors or proposing other business at the 2007 Annual Meeting, but any such nomination or proposal must be submitted in compliance with the applicable provisions of the Company’s Bylaws, as currently in effect, and other applicable law. If the Third Director is not elected to the Board at the 2006 Annual Meeting, the Company agreed to cause the Third Director to be nominated for election to the Board at the 2007 Annual Meeting, to serve as a Class II director, publicly support and recommend that the Company’s stockholders vote to elect the Third Director to the Board at the 2007 Annual Meeting, and solicit authority (and the Company’s proxy shall so solicit) to vote for the Third Director at the 2007 Annual Meeting.

So long as the Company has not breached the Settlement Agreement, each member of the Knightspoint Group (as such group was comprised at the execution of the Settlement Agreement) severally, and not jointly, agreed that during the period commencing on May 5, 2006 and ending on the termination date of the Settlement Agreement, without the prior written consent of the Board specifically expressed in a written resolution adopted by a majority vote of the entire Board, he, she or it will not, and will cause each of his, her or its officers, agents and other Persons, including any affiliates or associates identified in the Schedule 13D, but excluding the Other Reporting Persons (except for Peter M. Weil), acting on his, her or its behalf not to: (i) engage, or in any way participate, directly or indirectly, in any “solicitation” (as such term is defined in Rule 14a-1(l) promulgated by the Securities and Exchange Commission (“SEC”) under the Exchange Act) of proxies or consents (whether or not relating to the election or removal of directors), advise, encourage or influence any person with respect to the voting of any Voting Securities (as defined in the Settlement Agreement) of the Company with respect to the 2006 Annual Meeting in a manner that is inconsistent with the terms of this Agreement; or otherwise “solicit” (as such term is defined in Rule 14a-1(l) promulgated by the SEC under the Exchange Act) stockholders of the Company for the approval of stockholder proposals whether made pursuant to Rule 14a-8 or Rule 14a-4 or exempt solicitations pursuant to Rule 14a-2(b)(1) Rule 14a-2(b)(2) under the Exchange Act or otherwise induce or encourage any other Person to initiate any such stockholder proposal; (ii) form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Securities, other than a “group” that includes all or some lesser number of the persons identified as “Reporting Persons” in the Schedule 13D, but does not include any other members who are not currently identified as Reporting Persons; (iii) other than as previously disclosed in the Schedule 13D, deposit any Voting Securities in any voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting of any Voting Securities of the Company, except as expressly set forth in this Agreement; (iv) enter into any arrangements, understanding or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person in connection with any of the foregoing, or make any investment in or enter into any arrangement with, any other person that engages, or offers or proposes to engage, in any of the foregoing; (v) discuss or communicate any confidential information with respect to the Company and its business, including but not limited to information related to the evaluation of any strategic alternatives under consideration by the Board, with one of its nominees who had previously served as a director of the Company; or (vi) take or cause or induce others to take any action inconsistent with any of the foregoing. The Settlement Agreement provides that the foregoing shall not be deemed to prohibit (y) any of the members of the Knightspoint Group who are directors of the Company from engaging in any lawful acts that they deem appropriate in the exercise of their fiduciary duties as directors of the Company or (z)

any members of the Knightspoint Group from making any public statements regarding the Company in response to any public communication or announcement with respect to the Company, including, without limitation, in connection with any public proposal, stockholder vote or with respect to any publicly proposed strategic alternatives related to the Company, but not including any public statement with respect to the stockholder vote at the 2006 Annual Meeting of the Company regarding the Company’s nominees for director as the 2006 Meeting.

The Settlement Agreement shall remain in effect from May 5, 2006 to the earlier of (i) 130 days prior the date of the 2007 Annual Meeting and (ii) ten days before the date by which stockholder notices must be delivered to the Company for the 2007 Annual Meeting pursuant to the Company’s bylaws (the “Standstill Period”).

Under the Settlement Agreement, the Knightspoint Group released the Company from claims in connection with the proxy solicitation, including the nomination and election of directors at the 2006 annual meeting. The Company released the Knightspoint Group from any claims in connection with the proxy solicitation, any Schedule 13D filings or proxy filings. In accordance with the Settlement Agreement, the Parties issued a press release on May 5, 2006 announcing the execution of the Settlement Agreement, a copy of which was previously filed with this Schedule 13D and is incorporated herein by reference.

In addition to the foregoing, the members of the Knightspoint Group routinely monitor the performance of their investments in the Company. In this connection, the members of the Knightspoint Group intend to continuously evaluate the Company's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the members of the Knightspoint Group have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company and other persons regarding the Company's affairs and strategic alternatives, and the interests of other stockholders in participating in such alternatives. Depending on such evaluations, the members of the Knightspoint Group may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. The members of the Knightspoint Group may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. In connection with these and other plans or proposals that the Knightspoint Group may develop, the members of the Knightspoint Group may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements.

Except as set forth in this Schedule 13D or as contemplated by the Settlement Agreement, the Knightspoint Group does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Knightspoint Group reserves the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the date hereof, the Reporting Persons own an aggregate of 1,396,449 shares of Common Stock (including Common Stock held by Mr. Weil), representing approximately 9.6% of the outstanding shares of Common Stock based upon 14,520,175 shares reported by the Company to be outstanding as of August 31, 2006, as reported in its Quarterly Report on Form 10-Q for the quarter ended July 31, 2006. As of the date hereof, the Knightspoint Group owns an aggregate of 1,365,141 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock. As of the date hereof, Mr. Weil owned an aggregate of 31,308 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

As of the date hereof, Knightspoint Partners II, L.P. beneficially owns an aggregate of 200 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Knightspoint Partners II, L.P. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2, Knightspoint Partners LLC and Knightspoint Capital Management II LLC may both be deemed to have indirect beneficial ownership of the 200 shares of Common Stock held by Knightspoint Partners II, L.P. Knightspoint Partners LLC and Knightspoint Capital Management II LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2, Michael Koeneke and David Meyer may both be deemed to have indirect beneficial ownership of the 200 shares of Common Stock held by Knightspoint Partners II, L.P. Messrs. Koeneke and Meyer share voting and dispositive power over the shares of Common Stock held by Knightspoint Partners II, L.P.

As of the date hereof, Mr. Koeneke individually owns an additional 18,200 representing less than 1% of the outstanding shares of Common Stock. Mr. Koeneke has sole voting and dispositive power over the shares of Common Stock held by him personally.

As of the date hereof, Mr. Meyer individually owns an additional 38,808, including 2,308 options currently exercisable and 2,500 options exercisable on November 1, 2006, representing less than 1% of the outstanding shares of Common Stock. Mr. Koeneke has sole voting and dispositive power over the shares of Common Stock held by him personally.

As of the date hereof, each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC beneficially own 1,063,821 and 202,634 shares of Common Stock, respectively, constituting approximately 7.3% and 1.4%, respectively, of the outstanding shares of Common Stock. As the investment manager of Starboard Value and Opportunity Master Fund

Ltd. and the managing member of Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,266,455 shares, constituting approximately 8.7% of the outstanding shares of Common Stock. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,266,455 shares, constituting approximately 8.7% of the outstanding shares of Common Stock. As the managing member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,266,455 shares, constituting approximately 8.7% of the outstanding shares of Common Stock. As the managing members of C4S & Co., LLC, each of Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,266,455 shares, constituting approximately 8.7% of the outstanding shares of Common Stock. Each of Messrs. Cohen, Solomon, Stark and Strauss share voting and dispositive power with respect to the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Solomon, Stark and Strauss disclaim beneficial ownership of such shares.

As of the date hereof, Black Sheep Partners, LLC beneficially owns an aggregate of 41,678 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Black Sheep, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2, Brian Black may be deemed to have indirect beneficial ownership of the 41,678 shares of Common Stock held by Black Sheep Partners, LLC. Mr. Black has sole voting and dispositive power over the shares of Common Stock held by Black Sheep Partners, LLC.

As of the date hereof, Peter Weil beneficially owns an aggregate of 31,308 shares of Common Stock, including 2,308 options currently exercisable and 27,500 options exercisable within 60 days of the date hereof, representing less than 1% of the outstanding shares of Common Stock. Mr. Weil has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

(c) The following purchases of Common Stock have occurred in the sixty day period prior to the date of the filing of this Amendment to the Schedule 13D. All of these purchases were effected in open market purchases:

Starboard Value and Opportunity Master Fund Ltd.

Date	Number of Shares	Price Per Share ($) (1)
9/15/06	21,000	7.0000
9/18/06	231,000	7.0000

(1) Excludes commissions and other execution-related costs.

Parche, LLC

Date	Number of Shares	Price Per Share ($) (1)
9/15/06	4,000	7.0000
9/18/06	44,000	7.0000

(1) Excludes commissions and other execution-related costs.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On September 12, 2006, the Company announced the appointment of Peter M. Weil to the newly-formed Office of the Chairman. Concurrent with his appointment to the Office of the Chairman, M. Weil entered into an agreement, effective as of September 12, 2006, with the Company whereby Mr. Weil will provide expertise and counsel on corporate management and operations and decision-making within the Office of the Chairman (the “Weil Agreement”) on an at-will basis. All assignments under the Weil Agreement must be approved by mutual agreement of Mr. Weil and either the Chairman of the Board or the Board. In consideration of the essentially full-time commitments associated with the duties under the Weil Agreement, as well as his continuing duties as director, Mr. Weil will receive a cash retainer of $30,000 per month and a non-qualified stock option grant to purchase 25,000 shares with an exercise price equal to 100% of fair market value of the stock on the grant date and vesting over a three-month period on a daily basis. If the Weil Agreement is not terminated earlier, an option grant to purchase 25,000 shares with comparable terms and conditions shall be made on each three-month anniversary of September 12, 2006. Vesting shall cease upon termination of the Weil Agreement, and the options will be exercisable for a period of five years after the grant date. The options granted pursuant to the Weil Agreement are in addition to, and not in lieu of, options grants to Mr. Weil for his continuing service on the Board. Mr. Weil will not receive a separate cash retainer or per Board meeting fees for his continuing service as Director of the Board. Provided that he submits verification of expenses as the Company may reasonably require, Mr. Weil shall be reimbursed for reasonable out-of-pocket expenses incurred in connection with the performance of his services under the Weil Agreement. A copy of the Weil Agreement is filed herewith as Exhibit 10 and is incorporated herein by reference.

As described in Item 2 of this Amendment No. 4, Mr. Weil is no longer considered to be a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Statement. The summary of the Weil Agreement set forth above is included in this Amendment No. 4 because the Weil Agreement was entered into by the Company and Mr. Weil prior to filing this Amendment No. 4 with the SEC.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
*1.

Power of Attorney executed by David Meyer, Michael Koeneke, Black Sheep Partners, LLC, Brian Black, Michael Glazer, H. Michael Hecht, Peter M. Weil and Andrea Weiss authorizing Michael Koeneke and David Meyer, or either of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

*2.

Power of Attorney executed by Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss authorizing Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

*3.	Joint Filing Agreement, dated January 20, 2006, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
*4.	Letter from Knightspoint Partners II, L.P. to the Company, dated December 22, 2005, providing notice of director nominations and other business for the 2006 Annual Meeting of stockholders.
*5.

Press release issued on February 27, 2006, incorporated herein by reference to the filing on Schedule 14A, pursuant to Rule 14a-12 under Securities Exchange Act of 1934, as amended, by the Knightspoint Group on February 27, 2006.

*6.

Preliminary Proxy Statement on Schedule 14A of the Knightspoint Group filed with the Securities and Exchange Commission, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 2, 2006 by the Knightspoint Group.

**7.

Preliminary Proxy Statement on Schedule 14A of the Knightspoint Group filed with the Securities and Exchange Commission, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 23, 2006 by the Knightspoint Group.

***8.

Settlement Agreement among Knightspoint Partners II, L.P.; Knightspoint Capital Management II LLC; Knightspoint Partners LLC; Michael S. Koeneke; David M. Meyer; Starboard Value and Opportunity Master Fund Ltd.; Parche, LLC; Admiral Advisors, LLC; Ramius Capital Group, LLC; C4S & Co., LLC; Peter A. Cohen; Morgan B. Stark; Jeffrey M. Solomon; Thomas W. Strauss; Black Sheep Partners, LLC; Brian Black; Peter M. Weil and Ashworth, Inc., dated May5, 2006.

***9.	Press release issued by Ashworth, Inc., dated May 5, 2006.
10.	Peter Weil Agreement, between the Company and Peter M. Weil, effective September 12, 2006

---------------

* Previously filed with the Schedule 13D filed on January 23, 2006.

** Previously filed with the Schedule 13D filed on March 23, 2006.

*** Previously filed with the Schedule 13D filed on May 8, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2006

KNIGHTSPOINT PARTNERS II, L.P.

By: Knightspoint Capital Management II LLC
Its: General Partner

By: Knightspoint Partners LLC
Its: Member

By: /s/ David Meyer
---------------------------------------
Name: David Meyer
Title: Managing Member

KNIGHTSPOINT CAPITAL MANAGEMENT II LLC

By: Knightspoint Partners LLC

Its: Member

By: /s/ David Meyer

---------------------------------------

Name: David Meyer

Title: Managing Member

KNIGHTSPOINT PARTNERS LLC

By: /s/ David Meyer

---------------------------------------

Name: David Meyer

Title: Managing Member

/s/ David Meyer

------------------------------------------

David Meyer Individually and as attorney-in-fact for each of Michael Koeneke, Black Sheep Partners, LLC, Brian Black, H. Michael Hecht, Peter Weil and Andrea Weiss

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

PARCHE, LLC

ADMIRAL ADVISORS, LLC

By: Ramius Capital Group, LLC

Its: Managing Member

By: C4S & Co., LLC

Its: Managing Member

RAMIUS CAPITAL GROUP, LLC

By: C4S & Co., LLC

Its: Managing Member

C4S & CO., LLC

By:	/s/ Jeffrey M. Solomon

---------------------------------------------

Name: Jeffrey M. Solomon

Title: Authorized Person

/s/ Jeffrey M. Solomon

------------------------------------------------

Jeffrey M. Solomon, Individually and as attorney-in-fact for each of Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss